Securities and Exchange Commission
  Washington, D.C. 20549

  Schedule 13D

  Under the Securities Exchange Act of 1934

  VECTOR AEROMOTIVE CORPORATION
  (Name of Issuer)

  COMMON STOCK, Par Value $.01 Per Share
  (Title of Class of Securities)

  92239C301
  (CUSIP Number)

  William L. Thompson, Jr., Esquire
  Thompson & Adams
  One Independent Drive, Suite 3131
  Jacksonville, FL 32202
  (904) 356-3131
  (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications)

  February 25, 1997 (the final signature pages were not delivered and the transaction finalized until September 19, 1997)
  (Date of Event Which Requires Filing of This Statement)

  If the filing person has previously filed a statement on
  Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
  13d-1(b)(3) or (4), check the following box. [ ]

  Check the following box if a fee is being paid with this Statement. [ ]

CUSIP No. 92239C301

  (1) Names of reporting persons

  Sinclair Management Company Limited

  (2) Check the appropriate box if a member of a group

                         (a) no
                         (b) disclaimed


  (3) SEC use only




  (4) Source of funds

  OO

  (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

  No

  (6) Citizenship or place of organization

  The Bahamas

  Number of shares beneficially owned by each reporting person with:

  (7) Sole voting power

  60,000,000 (option to purchase) (indirect beneficial ownership only; Sinclair Management Company Limited beneficially owns 6% of American Dream International Limited, which holds the option, and an employee of Sinclair Management Company Limited,
  T. J. Enright, is a director of American Dream International Limited and Vector Aeromotive Corporation)


  (8) Shared voting power

  37,333,333 (indirect ownership only; Sinclair Management
  Company Limited beneficially owns 6% of American Dream
  International Limited, which shares the voting power, and the an employee of Sinclair Management Company Limited, T. J.
  Enright, is a director of American dream International Limited)

  (9) Sole dispositive power

  60,000,000 (option to purchase)(indirect beneficial ownership only, see above)

  (10) Shared dispositive power

  0

  (11) Aggregate amount beneficially owned by each reporting person

  97,333,333 (assumes issuance of 60,000,000 shares pursuant to option)

  (12) Check if the aggregate amount in Row (11) excludes certain shares [ ]

  (13) Percent of class represented by amount in Row (11)

  86%

  (14) Type of reporting person

  CO

CUSIP No. 92239C301

  (1) Names of reporting persons

  T. J. Enright

  (2) Check the appropriate box if a member of a group

                         (a) no
                         (b) disclaimed


  (3) SEC use only




  (4) Source of funds

  OO

  (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

  No

  (6) Citizenship or place of organization

  United Kingdom

  Number of shares beneficially owned by each reporting person with:

  (7) Sole voting power

  60,000,000 (option to purchase) (indirect beneficial ownership only; Sinclair Management Company Limited beneficially owns 6% of American Dream International Limited, which holds the option, and Mr. Enright, an employee of Sinclair Management Company Limited, is a director of American Dream International Limited and Vector Aeromotive Corporation and an officer of Vector Aeromotive Corporation)

  (8) Shared voting power

  37,333,333 (indirect ownership only; Sinclair Management
  Company Limited beneficially owns 6% of American Dream
  International Limited, which shares the voting power, and Mr.
  Enright, an employee of Sinclair Management Company Limited, is a director of American Dream International Limited)

  (9) Sole dispositive power

  60,000,000 (option to purchase)(indirect beneficial ownership, see above)

  (10) Shared dispositive power

  0

  (11) Aggregate amount beneficially owned by each reporting person

  97,333,333 (assumes issuance of 60,000,000 shares pursuant to option)

  (12) Check if the aggregate amount in Row (11) excludes certain shares [ ]

  (13) Percent of class represented by amount in Row (11)

  86%

  (14) Type of reporting person

  IN

CUSIP No. 92239C301

  (1) Names of reporting persons

  Christine M. Enright

  (2) Check the appropriate box if a member of a group

                         (a) no
                         (b) disclaimed


  (3) SEC use only




  (4) Source of funds

  OO

  (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

  No

  (6) Citizenship or place of organization

  United Kingdom

  Number of shares beneficially owned by each reporting person with:

  (7) Sole voting power

  60,000,000 (option to purchase)(indirect beneficial ownership only; Sinclair Management Company Limited beneficially owns 6% of American Dream International Limited, which holds the option, and Ms. Enright beneficially owns Sinclair Management Company Limited)



  (8) Shared voting power

  37,333,333 (indirect beneficial ownership only; Sinclair Management Company Limited beneficially owns 6% of American Dream International Limited, which shares the voting rights, and Ms. Enright beneficially owns Sinclair Management Company Limited)

  (9) Sole dispositive power

  60,000,000 (option to purchase)(indirect beneficial ownership, see above)


  (10) Shared dispositive power

  0

  (11) Aggregate amount beneficially owned by each reporting person

  97,333,333 (assumes issuance of 60,000,000 shares pursuant to option)

  (12) Check if the aggregate amount in Row (11) excludes certain shares [ ]

  (13) Percent of class represented by amount in Row (11)

  86%

  (14) Type of reporting person

  IN

Item 1. Security and Issuer.

  Common Stock, par value $.01 per share
  Vector Aeromotive Corporation
  975 Martin Avenue, Green Cove Springs, Florida 32043

  Item 2. Identity and Background.

  A. Sinclair Management Company Limited ("Sinclair") is organized under the laws of The Bahamas. The shares of Sinclair are held by Christine M. Enright. The principal business of Sinclair is to provide business consulting. The address of Sinclair's principle business and principle office is 1556 Lakeway Drive, Orange Park, Florida 32073. Sinclair, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  B. T. J. Enright's business address is 1556 Lakeway Drive, Orange Park, Florida 32073. Mr. Enright's principal occupation is business consultant. Mr. Enright is an employee of Sinclair. Mr. Enright is a citizen of the United Kingdom and a resident of Florida. Mr. Enright, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  C. Christine M. Enright's business and employment address, respectively, are 1556 Lakeway Drive, Orange Park, Florida 32073, and 3229 Highway 17 North, Green Cove Springs, Florida 32043. Ms. Enright's principal occupation is an executive assistant. Ms. Enright is the beneficial owner of Sinclair. Ms. Enright is a citizen of the United Kingdom and a resident of Florida. Ms. Enright, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Item 3. Source and Amount of Funds or Other Consideration.

  The shared voting power was acquired in connection with the option to purchase 60,000,000 shares of the stock held by American Dream International Limited ("American Dream"). The filing parties believe that American Dream currently intends to exercise the option to purchase 60,000,000 shares with the proceeds from the sale by American Dream of its securities, either debt or equity, or a combination. The parties to the financing transactions are not yet determined. Sinclair International Limited ("Sinclair") acquired 6% American Dream in connection with the organization of American Dream.

  Item 4. Purpose of Transaction.

  The filing parties believe that the purpose of the purchase of securities by American Dream International Limited ("American Dream") pursuant to the option is to provide Vector Aeromotive Corporation ("Vector") working capital to recommence operations, including production and sale of its V12 car. In connection therewith, a majority of the Board of Directors of Vector were nominated by American Dream. The current directors of Vector nominated by American Dream are W.R. Welty, T.J. Enright and Lilly Beter. In addition, T.J. Enright has been elected Chief Operating Officer and Secretary of Vector, and Lilly Beter has been elected Treasurer of Vector. Finally, the transaction contemplates the issuance of 60,000,000 additional shares by Vector. The filing parties currently are not aware of additional material changes for Vector to finance future operations; however, it is anticipated that Vector will need to obtain additional financing, which may require, among other things, sale of common stock, extraordinary corporate transactions, changes in capitalization or changes in Vector's Articles of Incorporation or Bylaws.

  Item 5. Interest in Securities of the Issuer.

  None of Sinclair International Limited ("Sinclair"), T J. Enright or Christine M. Enright beneficially own any common stock of Vector Aeromotive Corporation ("Vector") except as described in this Schedule 13D. Sinclair, T J. Enright and Christine M. Enright are beneficial owners of Vector common stock only indirectly because American Dream International Limited ("American Dream") has the right to purchase 60,000,000 shares of Vector common stock and the right to direct 37,333,333 shares as to the vote in the election of directors of Vector. Sinclair beneficially 6% of American Dream and an employee of Sinclair is a director of American Dream and now Vector and an executive officer of Vector. The most recent filing by Vector indicates there are 53,609,387 shares of common stock currently outstanding. Of such number of outstanding shares, 37,333,333 represents 69.6%. Assuming the issuance of the 60,000,000, Vector would have 113,609,387 shares outstanding, with 60,000,000 representing 52.8%, 37,333,333 representing 32.8% and the combined 97,333,333 representing 85.7%.

  Item 6. Contracts, Arrangements, Understandings or
  Relationships With Respect to Securities of the Issuer.

  NONE.

  Item 7. Material to be Filed as Exhibits. The following are filed as exhibits:

  Joint Filing Agreement among Sinclair Management Company
  Limited, T.J. Enright and Christine M. Enright

  The filing of this statement shall not be construed as an admission that any filing party, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.


  Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date October 24, 1997

  T.J. Enright

  Signature   /s/ T. J. Enright

  Christine M. Enright

  Signature   /s/ Christine M. Enright

  SINCLAIR MANAGEMENT COMPANY LIMITED

  Signature    /s/ Christine M. Enright

  Name/Title Christine M. Enright, President

  JOINT FILING STATEMENT

  The undersigned, T. J. Enright, Christine M. Enright and Sinclair Management Company Limited, and each of them, do hereby agree and consent to the filing of a single statement on
  Schedule 13D and amendments thereto, in accordance with the provisions of Rule 13d-(f)(1) of the Securities Exchange Act of 1934, as amended.

  Date October 24, 1997

  Signature   /s/ T. J. Enright

  Signature   /s/ Christine M. Enright

  SINCLAIR MANAGEMENT COMPANY LIMITED

  Signature    /s/ Christine M. Enright

  Name/Title Christine M. Enright, President